02035068

1-14734

P.E 5-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of May 2002

Groupe Danone
(Translation of registrant's name into English)

7, rue de Téhéran
75008 Paris
France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosure:

A press release dated April 26, 2002 announcing the dividend payment for 2001.

PADOCS01/216595.9

CPGH

COMMUNIQUE DE PRESSE

DANONE

PAIEMENT DU DIVIDENDE 2001
DIVIDEND PAYMENT

L'Assemblée Générale des actionnaires du Groupe DANONE, réunie le 25 avril 2002, a approuvé le dividende proposé au titre de l'exercice 2001, soit 2,06 Euros par action, assorti d'un avoir fiscal maximum de 1,03 Euro.

Le dividende de 2,06 Euros sera exclusivement payé en espèces et sera mis en paiement à partir du 4 juin 2002.

Paris, le 26 avril 2002

*****

At the General Meeting of Groupe DANONE on April 25, 2002, shareholders approved the proposed 2001 dividend of € 2,06 per share, excluding the € 1,03 tax credit.

The € 2,06 dividend will only be paid in cash and payments will start from June 4, 2002.

Paris, April 26, 2002

*****

Pour tout renseignement complémentaire :
C:\WINNT\TEMP\Paiement dividende 2001.doc 01 44 35 20 75
GROUPE DANONE : 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 01 45 63 88 22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant Group Danone has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:

GROUPE DANONE

By: ________________________
Name: Emmanuel Faber
Title: Senior Executive Vice-President, Chief Financial Officer